UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

(Commission File No. 001-32305)

ITAÚ CORPBANCA

(Translation of registrant’s name into English)

Rosario Norte 660

Las Condes

Santiago, Chile

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐  No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

On July 6, 2021, Itaú Corpbanca issued a press release announcing that it will release its results for the second quarter ended June 30, 2021, before the market opens in Santiago and in New York on Friday, July 30, 2021, and inviting investors to join a conference call regarding the results on Monday, August 2, 2021. The press release is attached hereto as Exhibit 99.1.

On July 9, 2021, Itaú Corpbanca published on its website its results as of and for the six-month period ended June 30, 2021 and 2020, which are attached hereto as Exhibit 99.2.

On July 13, 2021, Itaú Corpbanca published a press release announced that the Extraordinary Shareholders’ Meeting held on this date agreed to approve the Ch$830 billion capital increase. The press release is attached hereto as Exhibits 99.3.

EXHIBIT INDEX

Exhibit	Description
99.1	Press release dated July 6, 2021
99.2	Itaú Corpbanca’s results as of and for the six-month period ended June 30, 2021 and 2020
99.3	Press release dated July 13, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ITAÚ CORPBANCA
(Registrant)

	By:	/s/ Cristián Toro Cañas
	Name:	Cristián Toro Cañas
	Title:	General Counsel

Date: July 15, 2021.